Filed Pursuant to Rule 433

Registration No. 333-232144

Fact Sheet | February 10, 2020 “Index”). Please see the accompanying Pricing Supplement for more information on commissions associated with the notes, which will reduce your return on the notes. embedded in the Index and associated with investing in the notes. February 28, 2020 February 26, 2027 applicable Call Level, the notes will be automatically redeemed for a cash payment Periodic Call Premium × n e s s s, t occurs creditworthiness of the Issuer and the exercise of any U.K. Bailin Power, as further described in the accompanying Pricing Supplement. All terms that are not defined in this fact sheet shall have the meanings set forth in the accompanying preliminary pricing supplement dated February 6, 2020 (the “Pricing Supplement”). All terms set forth or defined herein, including all prices, levels, values and dates, are subject to adjustment as described in the accompanying Pricing Supplement. In the event that any of the terms set forth or defined in this fact sheet confl i ct with the terms as described in the accompanying Pricing Supplement, the terms described in the accompanying Pricing Supplement shall control. creditworthiness of the Issuer and the exercise of any U.K. Bailin Power, as further described in the accompanying Pricing Supplement. Payment at Maturity AutoCallable Notes Linked to the Trailblazer Index Issuer: Barclays Bank PLC Hypothetical Payment at Maturity $1,600 $1,500 $1,400 $1,300 $1,200 $1,100 $1,000 $900 $800 $700 $600 $500 Reference Asset Return  Assuming an Automatic Call has not occurred. TThhee nnootteessaarreennoottssuuiittaabblleeffoorraallllininvveessttoorrss..YYoouusshhoouuldldrreeaaddccaarreeffuulllylytthhe aaccccoommppaannyyiinngg PPrriciciningg SSuupppplelemmeennt t (t(tooggeetthheerr wwiitthh aallll ddooccuummeenntts iinnccoorrppoorraatteedd bbyy rreeffeerreennccee ththeerereinin) )fofor rmmoorree ininfoformrmaatitoionnoonnththeerirsiskks aassssoocciiaatteedd wwiitthh iinnvveessttiinngg iinn tthhee nnootteess.. AAnnyy ppaaymymenent toonnththeennootetes, iinncclluuddiinngg aannyyppaayymmeennt tuuppoonnaann AAuuttoommaatticicCCaallll oorr aatt mmaattuurriittyy,, iiss nnoot gguuaarraanntteeeedd bbyy aannyy tthhiirrdd ppaarrttyy aanndd iiss ssuubbjjeecctt ttoo bbootthh tthhee Tenor: Approximately 7 years Reference Asset: The Barclays Trailblazer Sectors 5 Index (Bloomberg ticker: “BXIITBZ5 <Index>”) (the the Index and its calculation, composition and methodology. CUSIP / ISIN: 06747PBH1 / US06747PBH10 Initial Level: The Index Level on the Initial Valuation Date Final Level: The Index Level on the Final Valuation Date Index Fees and Costs: The Index includes an index fee of 0.85% per annum, in addition to other fees and Please see the Pricing Supplement for more information on the fees and costs Initial Valuation Date: February 25, 2020 Issue Date: Final Valuation Date: February 23, 2027 Maturity Date: Selected Structure Definitions Automatic Call: If, on any Call Valuation Date, the Index Level is greater than or equal to the per $1,000 principal amount note equal to the applicable Redemption Price payable on the Call Settlement Date. No further amounts will be payable on the notes after the Call Settlement Date. Call Level: Call Valuation Date Call Level February 25, 2022 105.50% of Initial Level February 27, 2023 108.25% of Initial Level February 26, 2024 111.00% of Initial Level February 25, 2025 113.75% of Initial Level February 25, 2026 116.50% of Initial Level February 23, 2027 119.25% of Initial Level Call Premium: With respect to a Call Valuation Date, an amount calculated as follows: where “n” equals the number , including the relevant Call Valuation Date for which the Call Premium is being calculated Redemption Price: For every $1,000 principal amount note, an amount equal to $1,000 plus the Call Premium applicable to the Call Valuation Date on which an Automatic Call occurs. Periodic Call Premium: $50.00 per $1,000 principal amount note (5.00% of the principal amount per note) Call Settlement Date: The fifth business day following the Call Valuation Date on which an Automatic Call Payment at Maturity: If the notes are not automatically called prior to maturity, you will receive on the Maturity Date a cash payment per $1,000 principal amount of notes equal to:  If the Final Level is greater than the Initial Level, you will receive a payment per $1,000 principal amount note calculated as follows: Periodic Call Preumin x n  If the Final Level is less than the all level, you will receive a payment of $1,000 per $1,000 principal amount note

BARCLAYS

Fact Sheet | *February 10, 2020*

AutoCallable Notes Linked to the Trailblazer Index

Summary Characteristics of the Notes

- Commissions—Barclays Capital Inc. will receive commissions from the Issuer of up to 4.25% of the principal amount of the notes, or up to $42.50 per $1,000 principal amount. Please see the accompanying Pricing Supplement for additional information about selling concessions, commissions and fees.
- Estimated Value Lower Than Issue Price—Our estimated value of the notes on the Initial Valuation Date is expected to be between $900.00 and $934.90 per note. Please see "Additional Information Regarding Our Estimated Value Of The Notes" in the accompanying Pricing Supplement for more information.
- Potential Return May Be Limited to Call Premium—If the notes are subject to an Automatic Call, the return you would receive on the notes is limited to the applicable Call Premium, regardless of the appreciation of the Index, which may be significant. If the notes are redeemed prior to scheduled maturity, you will receive a positive return on your notes only if the Final Level is greater than the Initial Level.
- Potential Early Exit—If the notes are redeemed, you will not receive any additional payments on the notes, and you may not be able to reinvest any amounts received in a comparable investment with similar risk and yield.

Summary Risk Considerations

- Credit of Issuer—The notes are senior unsecured debt obligations of the Issuer and are not, either directly or indirectly, an obligation of any third party. In the event the Issuer were to default on its obligations, you may not receive any amounts owed to you, including any payment upon an Automatic Call or at maturity, under the terms of the notes.
- U.K. Bail-In Power—Each holder of notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority, which may be exercised so as to result in you losing all or a part of the value of your investment in the notes or receiving a different security from the notes that is worth significantly less than the notes. Please see "Consent to U.K. Bail-In Power" in the accompanying Pricing Supplement for more information.
- Historical Performance—The historical performance of the Index is not an indication of the future performance of the Index over the term of the notes.
- Conflict of Interest—We and our affiliates play a variety of roles in connection with the notes, including acting as calculation agent and as a market-maker for the notes. In each of these roles, our and our affiliates' economic interests may be adverse to your interests as an investor in the notes.
- Lack of Liquidity—The notes will not be listed on any securities exchange. There may be no secondary market for the notes or, if there is a secondary market, there may be insufficient liquidity to allow you to sell the notes easily.
- Tax Treatment—Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your tax situation.

In addition to the summary risks and characteristics of the notes discussed under the headings above, you should carefully consider the risks discussed under the heading "Selected Risk Considerations" in the accompanying Pricing Supplement and under the heading "Risk Factors" in the accompanying prospectus supplement.

Other Information

This fact sheet is a general summary of the terms and conditions of this offering of notes. The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the "SEC") for this offering of notes. Before you invest, you should read carefully the full description of the terms and conditions of, and risks associated with investing in, the notes contained in the Pricing Supplement as well as the information contained in the accompanying prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement. The Pricing Supplement, as filed with the SEC, is available at the following hyperlink:

https://www.creativeservices.barclays/docs/200007927/06747PBH1.pdf

You may access the prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement by clicking on the respective hyperlink for each document included in the Pricing Supplement under the heading "Additional Documents Related To The Offering Of The Notes," or by requesting such documents from the Issuer or any underwriter or dealer participating in this offering. We strongly advise you to carefully read these documents before investing in the notes.

You may revoke your offer to purchase the notes at any time prior to the Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to the Initial Valuation Date. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase of notes. You may choose to reject such changes, in which case we may reject your offer to purchase the notes.